UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*

Apollo Endosurgery, Inc.
 (Name of Issuer)

Common Stock
 (Title of Class of Securities)

03767D108
 (CUSIP Number)

John Bateman
CPMG, Inc.
2000 McKinney Ave, Suite 2125
Dallas, Texas 75201
214-871-6816
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 03767D108		Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
CPMG, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
817,804

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
817,804

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
817,804

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.65%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D

CUSIP No: 548910405		Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
R. KENT MCGAUGHY, JR.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
817,804

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
817,804

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
817,804

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.65%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

SCHEDULE 13D

CUSIP No: 548910405		Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
JAMES W. TRAWEEK, JR.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
817,804

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
817,804

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
817,804

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.65%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

SCHEDULE 13D

Page 5 of 9 Pages

Item 1.	Security and Issuer

This Schedule 13D is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the Common Stock, $0.001 par value per share (the “Shares”), of Apollo Endosurgery, Inc. (the “Issuer” or the “Company”), whose principal executive offices are located at 1120 S. Capital of Texas Highway, Building 1, Suite #300, Austin, Texas 78746.

Item 2.	Identity and Background

(a-c, f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	CPMG, Inc. (“CPMG”);
2.	R. Kent McGaughy, Jr., (“Mr. McGaughy”); and
3.	James W. Traweek, Jr., (“Mr. Traweek”).

This Schedule 13D relates to Shares held by for the accounts of the following funds for which CPMG is the general partner and investment manager: (i) Crested Crane, LP, a Delaware limited partnership (“Crested Crane”); (ii) Curlew Fund, L.P., a Texas limited partnership (“Curlew Fund”); (iii) Kestrel Fund, L.P., a Texas limited partnership (“Kestrel Fund”); (iv) Mallard Fund, L.P., a Texas limited partnership (“Mallard Fund”); and (v) Roadrunner Fund, LP, a Texas limited partnership (“Roadrunner Fund” and, together with Crested Crane, Curlew Fund, Kestrel Fund and Mallard Fund, the “CPMG Funds”).  Each of Mr. McGaughy and Mr. Traweek are the sole shareholders and Managing Directors of CPMG.

The address of the principal business office of each of CPMG, Mr. McGaughy and Mr. Traweek is 2000 McKinney Ave, Suite 2125, Dallas, Texas 75201.

CPMG is a Texas corporation; each of Mr. McGaughy and Mr. Traweek are citizens of the United States of America.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On December 29, 2016, the Company (which was formerly known as Lpath, Inc.) and the former Apollo Endosurgery, Inc. (“Old Apollo”) completed business combination pursuant to an Agreement and Plan of Merger and Reorganization, dated as of September 8, 2016, by and among the Company, Lpath Merger Sub, Inc. and Old Apollo (the “Merger Agreement”), pursuant to which Merger Sub merged with and into Old Apollo, with Old Apollo surviving as a wholly owned subsidiary of the Company (the “Merger”).  Under the terms of the Merger Agreement, shares of Old Apollo common stock were converted into Shares, at an exchange rate of approximately 0.316327386 Shares for each share of Old Apollo common stock outstanding immediately prior to the Merger.  Also on December 29, 2016, in connection with, and immediately following the completion of, the Merger, the Company effected a reverse stock split at a ratio of one new Share for every five and one half Shares outstanding, and immediately following the Merger, the Company changed its name from “Lpath, Inc.” to “Apollo Endosurgery, Inc.”

SCHEDULE 13D

Page 6 of 9 Pages

Prior to the Merger, the CPMG Funds held shares of common stock, preferred stock, common stock warrants and unsecured subordinated convertible notes of Old Apollo, which had been acquired over several years through various means.  In addition, prior to the Merger, on September 8, 2016, each of the Curlew Fund, Kestrel Fund, Mallard Fund and Roadrunner Fund, together with other Old Apollo stockholders, entered into a Securities Purchase Agreement with Old Apollo, pursuant to which CPMG agreed to purchase 1,639,796 shares of Old Apollo common stock at a price of approximately $1.6361 per Old Apollo share immediately prior to the consummation of the Merger, for a total of approximately $2,682,873 (the “Financing”).  Also pursuant to the terms of the Securities Purchase Agreement, the unsecured subordinated convertible notes of Old Apollo held by the CPMG Funds was converted into shares of Old Apollo common stock (the “Old Apollo Conversion”).  The closing of the Merger was conditioned upon the closing of the Financing and the Old Apollo Conversion.  In addition, immediately prior to the consummation of the Merger, the shares of preferred stock of Old Apollo held by the CPMG Funds were converted into shares of Old Apollo common stock.  Also immediately prior to the consummation of the Merger, the CPMG Funds net exercised their common stock warrants for shares of Old Apollo common stock.  As a result of the foregoing, immediately prior to consummation of the Merger, the Reporting Persons beneficially owned 14,219,257 shares of Old Apollo common stock.

As a result of the Merger, based on the conversion rate of approximately 0.316327386 Shares for each share of Old Apollo common stock and the 1-for-5.5 reverse stock split, the Reporting Persons received an aggregate of 817,804 Shares in exchange for their shares of Old Apollo common stock.  All fractional Shares were paid in cash.

The source of funds for the foregoing purchases was working capital of the CPMG Funds.

Item 4.	Purpose of Transaction

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

On December 29, 2016, effective as of the effective time of the Merger, Mr. McGaughy was appointed to the Company’s board of directors (the “Board”) and was appointed to the Board’s Audit Committee.  In connection therewith, immediately following the closing of the Merger, Mr. McGaughy entered into an indemnity agreement with the Company, the form of which is included as Exhibit B to this Schedule 13D and is incorporated by reference herein.  Mr. McGaughy had served as a member of the board of directors of Old Apollo since 2012.

The Reporting Persons acquired and hold the Shares for investment purposes, and such purchases have been made in the Reporting Persons' ordinary course of business. The Reporting Persons expect to review from time to time their investment in the Company and may, depending on the market and other conditions: (i) purchase additional Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise and (ii) sell all or a portion of the Shares, options or related derivatives now beneficially owned or hereafter acquired by them.

Also, consistent with their investment intent, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the Board regarding the Company, including but not limited to its operations, governance and control.

             Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

SCHEDULE 13D

Page 7 of 9 Pages

Item 5.	Interest in Securities of the Issuer

(a, b) As the date hereof, the Reporting Persons may be deemed to be the beneficial owner of 817,804 Shares (approximately 7.65% of the total number of Shares outstanding).  These Shares are held for the following accounts:

(A)	36,608 Shares held for the account of Crested Crane;
(B)	213,033 Shares held for the account of Curlew Fund;
(C)	51,123 Shares held for the account of Kestrel Fund;
(D)	321,710 Shares held for the account of Mallard Fund; and
(E)	195,330 Shares held for the account of Roadrunner Fund.

The foregoing beneficial ownership percentage is based on a total of 10,688,992 Shares outstanding, based on information from the Company.

(b) The Reporting Persons have shared voting power and shared dispositive power with regard to the 817,804 Shares reported in this Schedule 13D.

(c) The response to Items 3 and 4 of this Schedule 13D is incorporated by reference herein.  Other than as reported in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Shares during the past sixty days.

(d) Certain persons identified in Items 2 and 4 are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Items 3 and 4 of this Schedule 13D is incorporated by reference herein.

The CPMG Funds and other Old Apollo preferred stockholders are parties to the Third Amended and Restated Investors’ Rights Agreement dated as of September 8, 2016 with Old Apollo (the “Investors’ Rights Agreement”).  The Investors’ Rights Agreement affords the parties with have certain registration rights, including the right to demand that the issuer file a registration statement, so called “demand” registration rights, or request that their shares be covered by a registration statement that the issuer is otherwise filing, so-called “piggyback” registration rights. These demand registration rights and piggyback registration rights survived the Merger.

The summary contained herein of the Investors’ Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is included as Exhibits C to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement

Exhibit B:	Form of Indemnity Agreement between the Company and its executive officers and directors (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on January 3, 2017).

Exhibit C:
Third Amended and Restated Investors’ Rights Agreement, dated as of September 8, 2016 by and among Old Apollo and the investors listed on Exhibit A thereto (incorporated by reference to Exhibit 4.9 to the Form S-4 filed by the Company on October 11, 2016).

SCHEDULE 13D

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CPMG, INC.

By:	/s/ John Bateman
Name: John Bateman
Title: Chief Operating Officer

R. KENT MCGAUGHY, JR.

/s/ R. Kent McGaughy, Jr.

JAMES W. TRAWEEK, JR.

/s/ James W. Traweek, Jr.

January 9, 2017

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Apollo Endosurgery, Inc., dated as of January 9, 2017, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

CPMG, INC.

By:	/s/ John Bateman
Name: John Bateman
Title: Chief Operating Officer

R. KENT MCGAUGHY, JR.

/s/ R. Kent McGaughy, Jr.

JAMES W. TRAWEEK, JR.

/s/ James W. Traweek, Jr.

January 9, 2017